EXHIBIT J
RECENT DEVELOPMENTS
     The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2006 on Form 18-K filed with the SEC on October 1,2007. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2006, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2006.
GENERAL
     On March 1, 2007, an IMF mission arrived in the Republic for consultations under Article IV of the IMF Articles of Agreement (“2007 Article IV Consultation”) and to commence the sixth review under the Republic’s Stand-By-Arrangement. On March 9, 2007, the IMF announced that it had concluded its discussions related to the 2007 Article IV Consultation. Discussions on the sixth review were adjourned on March 20, 2007, as more technical work was needed to develop further measures to secure the contribution of state enterprises to the program’s fiscal targets. Once the Republic identified necessary additional spending measures and structural policies to strengthen the financial performance of state enterprises, the IMF announced on April 12, 2007 that it had concluded its discussions on the sixth review under the Republic’s Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on May 1, 2007. The sixth review was approved by the IMF Executive Board on May 18, 2007 and thereafter an amount equivalent to SDR(1) 749.5 million (approximately $1.1 billion, as of May 15, 2007) was made available for release to the Republic. On October 4, 2007, an IMF mission arrived in the Republic to commence the seventh review under the Republic’s Stand-By-Arrangement. Discussions on the seventh review continued during the IMF-World Bank Annual Meetings from October 18 through October 22, 2007 in Washington D.C. On December 17, 2007, an IMF mission arrived in the Republic to continue discussions on the seventh review. On December 21, 2007, it was announced that discussions on the seventh review under the Republic’s Stand-By-Arrangement were concluded and an agreement on the draft Letter of Intent was reached. The seventh review is expected to be approved by the IMF Executive Board in February 2008. The current Stand-By-Arrangement will expire in May 2008. The Republic will consider the form of the relationship with the IMF for the next period after the expiration of the current Stand-By-Arrangement and will announce the form accordingly.
     The World Bank and the Republic are negotiating the Country Partnership Strategy (“CPS”), a three year program which provides the Republic with financial and technical support from 2008 until 2011. The financial support from the CPS will consist of both investment and program loans, which will be supported by technical assistance from the World Bank.
     In 2007, the World Bank supported the Republic’s economic policies by providing a Competitiveness and Employment Development Policy Loan (“CEDPL”) of €367.3 million (equivalent to $500 million) in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills. The CEDPL was approved on June 28, 2007 by the Board of Executive Directors of the World Bank and the total amount of the loan was released on July 20, 2007.
     Regarding the new currency, known as New Turkish Lira or TRY, introduced in 2005, the Council of Ministers determined on April 4, 2007 that the word “new” will be eliminated from the name “New Turkish Lira” on and from January 1, 2009 and the currency of The Republic will again be called Turkish Lira. The Council of Ministers Decree was published in the Official Gazette dated May 5, 2007 (No. 26513).
     On December 12, 2007, Fitch Ratings upgraded the Republic’s local currency rating to BB from BB- while affirming its foreign currency rating of BB- with a stable outlook. On May 10, 2007, Fitch Ratings revised the Republic’s outlook for its BB- foreign currency rating from positive to stable. Currently, the

Republic’s foreign currency rating from Standard & Poor’s is BB- with a stable outlook and its foreign currency rating from Moody’s is Ba3 with a stable outlook.

(1)	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.58207 on January 4, 2008.
     The Social Insurance and General Health Insurance Law (Law No. 5510), which was published in the Official Gazette dated June 16, 2006 (No. 26200) and was intended to bring gradual parametric changes to pension formulas and also introduces universal health insurance, was reformulated to meet the Constitutional Court’s objections while maintaining the Law’s objective. The objections of the Constitutional Court included aspects of pension reform pertaining to civil servants; changes in the valorization formulas for all workers (including updating past contributions using an index); and the introduction of medical co-payments for civil servants. In this regard, a white paper describing the main objectives of the Law and alternatives for new pension parameters was announced. On November 28, 2007, draft legislation was submitted to the Parliament and is still being discussed.
     The social security system has recorded an increasing deficit in recent years. Social Security Institutions (“SSIs”) realized a deficit of 3.7% of GNP in 2002, 3.8% of GNP in 2003, 3.8% of GNP in 2004 and 4.1% of GNP in 2005. For 2006, the estimated deficit is 3.1% of GNP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     On February 21, 2007, the Assembly approved the law regarding the Housing Finance System (the “Housing Finance Law”) (Law No. 5582). The Housing Finance Law was approved by President Sezer and published in the Official Gazette on March 6, 2007 (No. 26454). The Housing Finance Law aims to improve infrastructure in order to promote primary mortgage and housing finance markets and to establish a secondary mortgage market to provide alternative funding mechanisms to the primary lenders. The Housing Finance Law also contained amendments to the Execution and Bankruptcy Act (Law No. 2004), Capital Markets Law (Law No. 2499), Consumer Protection Law (Law No. 4077), Financial Leasing Law (Law No. 3226), Mass Housing Law (Law No. 2985) and various tax laws.
     On March 28, 2007, the Assembly approved a new law (Law No. 5615) introducing amendments to the Income Tax Code (Law No. 193). Law No. 5615 introduces “Minimum Subsistence Allowance” for wage earners and annuls tax refunds. Tax refunds were used in such a way that when transactions were not subject to Value Added Tax (“VAT”), then the VAT which could not be deducted during the transaction was refunded to those who perform such transactions. The implementation of the minimum subsistence allowance provisions of this law is expected to begin in 2008. Law No. 5615 was approved by President Sezer and published in the Official Gazette on April 4, 2007 (No. 26483).
     On May 25, 2007, the Council of Ministers determined to reduce VAT on services in the tourism sector (including hotel accommodation and services in restaurants and cafes) from the current 18% to 8%. The VAT rate on many food items was also reduced to 8%. The relevant Council of Ministers Decree was published in the Official Gazette dated May 30, 2007 (No. 26537). According to this Council of Ministers Decree, some of the VAT reductions on food items will become effective this year, and others will become effective in 2008. The reduction in VAT on services in the tourism sector will become effective in 2008.
     On June 3, 2007, the Assembly approved the Insurance Law (Law No. 5684) which is intended to bring the insurance sector in line with international practices and to provide the framework for monitoring of the quality of services provided by insurance companies. Law No. 5684 was approved by President Sezer and published in the Official Gazette on June 14, 2007 (No. 26552).
     On October 17, 2007, the Council of Ministers submitted the draft budget law for 2008 to the Assembly. The draft 2008 budget includes targets of approximately YTL222.6 billion for central government budget expenditures, YTL204.6 billion for central government budget revenues and approximately YTL18 billion for central government budget deficit as compared to the targets of YTL204.9 billion for central government budget expenditures, YTL188.2 billion for central government budget revenues and YTL16.7 billion for central government budget deficit in the 2007 budget. The primary surplus target for 2008 is 5.5% of GNP compared to the 6.5% of GNP target in the 2007 budget. On November 22, 2007, the draft 2008 budget was approved by the Planning and Budget Commission. On December 14, 2007, the Assembly approved the budget law and on December 19, 2007, the President approved the budget law and published the approval in the Official Gazette dated December 28, 2007 (No. 26740).
     On November 27, 2007, the Assembly approved the Act on International Private Law and Procedural Law (Law No. 5718) which was published in the Official Gazette dated December 12, 2007 (No. 26728).
     Currently a new Commercial Code is being discussed in the Parliament. With this legislation, among other things, firms would be required to prepare financial statements in accordance with International Financial Accounting Standards.
     At the end of December 2005, a bird flu outbreak began in the eastern portion of the Republic and rapidly spread westward, affecting more than one-third of the Republic’s 81 provinces. As of January 2, 2008, at least 21 people have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization (the “WHO”), including 4 children who died from the disease.)
     On February 8, 2007, a new H5N1 case was reported in poultry in a small village in the south eastern region of the Republic and on February 26, 2007, a new H5N1 case in poultry was also reported in the same region. The last human case of the H5N1 strain of the bird flu virus was observed on January 30, 2006.
POLITICAL CONDITIONS
     On April 24, 2007, the ruling Justice and Development Party (“AKP”) nominated Foreign Minister Abdullah Gul as one of two candidates for the 11th president of the Republic. The first round of the presidential election was held on April 27, 2007. In the first round of voting, Mr. Gul failed to win the necessary two-thirds majority of the Assembly. After the vote, the Republican People’s Party (“CHP”) appealed to the Constitutional Court to annul the first round of presidential voting since the Parliament did not have the necessary quorum of 367 votes. On May 1, 2007, the Constitutional Court annulled the first round of presidential voting by ruling that there were not enough members present at the parliamentary vote for it to be valid. On May 3, 2007, the Assembly approved July 22, 2007 as the date for early general elections. Following the Constitutional Court’s decision, the first round of the presidential election was repeated on May 6, 2007. However, the necessary quorum was not reached again and the sole candidate, Mr. Gul, withdrew his candidacy.
     On May 10, 2007, the Assembly approved a constitutional amendments package that would allow Turkish citizens to elect the president directly. The amendments package also reduces the presidential term of office from seven years to five years, allows the president to run for a second term, sets general elections for every four years instead of five, and reduces the number of lawmakers needed for a quorum from 367 to 184. On May 25, 2007, President Sezer vetoed the constitutional amendments package and returned the package back to the Parliament for another round of voting. On May 31, 2007, the constitutional amendments package was re-approved by the Assembly and sent to President Sezer. By law, President Sezer could not veto the amendments again. Instead, he was obliged to either approve them or hold a national referendum. On June 5, 2007, CHP applied to the Constitutional Court to annul the constitutional amendments package arguing that the first article of the package had been approved by one less than the required two-thirds majority. On June 15, 2007, President Sezer called for a referendum on the constitutional amendments package and, on June 18, 2007, he applied to the Constitutional Court to annul the legislation approving the constitutional amendments. On July 5, 2007, the Constitutional Court rejected appeals by CHP and President Sezer for invalidation of the constitutional amendments package.
     On June 2, 2007, the Assembly, among other things, approved a proposal shortening the length of time needed for a referendum to be held on the reforms from 120 days to 45 days, which would have allowed the referendum to be combined with the general election on July 22, 2007. However, on June 18, 2007,

President Sezer vetoed the proposed law and returned the law back to the Parliament for another round of voting, making it impossible to schedule the referendum for the same date as the general election. On July 31, 2007, the Supreme Election Board announced that a referendum on the constitutional amendments package approved by the Assembly would be held on October 21, 2007. The referendum was held on October 21, 2007, and the proposed constitutional amendments package was approved by 69% of the voters in the referendum.
     On July 22, 2007, a general election was held in the Republic. Based on the final election results and subsequent moves by Assembly deputies, the following table sets forth the composition of the Assembly by total number of seats as of January 7, 2008:

Political Party	Number of Seats
Justice and Development Party (AKP)	340
Republican People’s Party (CHP)	98
Nationalist Action Party (MHP)	70
Democratic Society Party (DTP)	20
Democratic Socialist Party (DSP)	13
Independents	5
Great Union Party (BBP)	1
Freedom and Solidarity Party (ODP)	1
Vacant	2	(2)
     On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament. On August 28, 2007, Abdullah Gul was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gul approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.
     On May 22, 2007, a suicide bomber carried out an attack in a crowded shopping centre in Ankara. Ten people were killed and approximately 120 people were injured in the explosion.
KEY ECONOMIC INDICATORS
•	In the third quarter of 2007, GNP(3) grew by an estimated 2% compared to the same period in 2006. In the second quarter of 2007, GNP grew by an estimated 3.9% compared to the same period in 2006. In the first quarter of 2007, GNP grew by an estimated 6.8% compared to the same period in 2006.

•	For the month of December 2007, CPI increased by 0.22% and PPI increased by 0.15%.

•	The Republic’s CPI and PPI for the December 2006 — December 2007 period was 8.39% and 5.94%, respectively. The official CPI year-end target for 2007 was 4%. Annual inflation remained at high levels in 2007 due to the rise in unprocessed food prices and an increase in the price of tobacco products. Moreover, the impact of tight monetary policy on inflation has not become discernible and despite moderating, the lagged effects of the exchange rate pass-through still continue. (Pass-through effect is defined as the share of domestic currency depreciation, accumulated over a certain period of time, which translates into inflation). The Central Bank expects to respond with adjustments in monetary policy in order to be able to achieve and maintain price stability in the medium term.

•	On January 4, 2008, the Central Bank foreign exchange buying rate for U.S. dollars was TRY1.1566 per U.S. dollar, compared to an exchange buying rate of TRY1.4086 per U.S. dollar on January 4, 2007.

•	On November 6, 2007, the Government offered an interest rate of 16.21% for the 637-day Treasury Bill, compared to an interest rate of 20.89% for the 644-day Treasury Bill on November 7, 2006.

•	The industrial production index rose by 7.9% in October 2007, compared to an increase of 3.2% in October 2006.

•	The following table indicates unemployment figures for 2007:

2007	Unemployment Rate	Number of Unemployed
January	11%	2,675,000
February	11.4%	2,760,000
March	10.4%	2,562,000
April	9.8%	2,450,000
May	8.9%	2,265,000
June	8.8%	2,285,000
July	8.8%	2,296,000
August	9.2%	2,383,000
September	9.3%	2,405,000
•	On May 16, 2007, it was announced that negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were expected to be completed before general elections while negotiations on wage increases for civil servants would be postponed from August 2007 to October or November 2007 due to general elections held on July 22, 2007. On May 30, 2007, it was announced that wage increases for public sector workers would be based on the actual inflation rate instead of a targeted inflation rate of 4%. On June 26, 2007, it was announced that the wages of public sector workers would be increased by 10% for 2007 and would be increased by 3% for each six-month period in 2008. As a result of the negotiations among public servants’ unions, union confederations and the government regarding wage increases for civil servants, on October 18, 2007, it was announced that wages for civil servants would be increased by an average of 7.46% for the year 2008,

(2)	The two vacant seats belong to a recently deceased member of the Assembly and President Gül who resigned from his parliamentary duties following his election as the 11th president of the Republic.

(3)	All GNP figures are in real terms.
•	On December 18, 2007, the Central Bank announced its monetary policy details for the year 2008. It announced that the inflation target rates, which are “point targets” based on CPI with a band of 2% in either direction, are 4% for the years 2008, 2009 and 2010. The Monetary Policy Committee (“MPC”) will meet during the second or third week of each month and the interest rate decision will be made publicly available on the same day as the MPC meeting. The Central Bank will also continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2008.

•	In its regular meeting held on December 13, 2007, the MPC decided to cut its short-term interest rates (policy rates) by 0.50% to 15.75% at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of January 2, 2008, the Central Bank overnight borrowing interest rate was 15.75%, and the Central Bank overnight lending interest rate was 20.00%. In its previous meeting, held on November 14, 2007, the MPC decided to cut its short-term interest rates (policy rates) by0.50% to 16.25%. Moreover, considering the current levels of liquidity, the Central Bank began to issue liquidity bills in addition to the current instruments (such as repo-reverse repo transactions) used in open market operations to enhance the effectiveness of liquidity management when necessary. The first issuance was made on July 20, 2007.
TOURISM

•	From January to October 2007, net tourism revenues (according to the balance of payments presentation) increased by approximately 6.8% to approximately $13.71 billion from approximately $12.83 billion during the same period in 2006.

•	From January to November 2007, the number of foreign visitors visiting the Republic increased by approximately 18.2% to approximately 22,321,988 foreign visitors, as compared to approximately 18,892,865 foreign visitors during the same period in 2006.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and October 2007, the trade deficit increased by approximately 8.33% to approximately $38.31 billion, as compared to approximately $35.36 billion in the same period in 2006. Between January and November 2007, total goods imported (c.i.f.)(4) increased by 21.5% to approximately $153.8 billion, as compared to approximately $126.5 billion during the same period in 2006. The increase in imports was primarily driven by the demand for capital goods, intermediate goods and consumption goods. Between January and November 2007, capital goods, which are used in the production of physical capital, increased by approximately 14.6% over the same period in 2006. Between January and November 2007, intermediate goods, which are used in the production of other goods such as partly finished goods and raw materials, increased by approximately 24.2% over the same period in 2006. Between January and November 2007, consumption goods increased by approximately 14.2% over the same period in 2006. During the period between January and October 2007, the CAD increased by approximately 8.58% over the same period in 2006, from approximately $26.7 billion to approximately $29.1 billion.
     As of December 19, 2007, total gross international reserves were approximately $115.6 billion (compared to $101.2 billion as of December 29, 2006) and commercial bank and participation bank reserves were approximately $42.8 billion (compared to $37.9 billion as of December 29, 2006). As of December 28, 2007, gold reserves were approximately $2.76 billion (compared to $2.37 billion as of December 29, 2006) and the Central Bank reserves were approximately $71.2 billion (compared to approximately $60.8 billion as of December 29, 2006).
     As of December 28, 2007, the Central Bank held approximately TRY5.5 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	From January to November 2007, the central government budget expenditures were approximately TRY184.4 billion and central government budget revenues were approximately TRY174.7 billion, compared to a consolidated budget expenditure of approximately TRY157.7 billion and a consolidated budget revenue of TRY157.8 billion during the same period in 2006.

•	From January to November 2007, the central government budget deficit was approximately TRY9.71 billion, compared to a consolidated budget surplus of TRY0.063 billion during the same period in 2006.

•	From January to November 2007, the central government budget primary surplus reached approximately TRY37.2 billion, compared to a consolidated budget primary surplus of TRY44.1 billion during the same period in 2006.
     On December 18, 2007, the Republic announced its 2008 financing program. According to the 2008 financing program, the Republic expects to repay a total of approximately TRY149.7 billion of debt in 2008, of which approximately TRY130.8 billion constitutes domestic debt and approximately TRY18.9 billion constitutes external debt service. The total borrowing target for the Republic in 2008 is approximately TRY106.9 billion, of which approximately TRY91.6 billion would consist of domestic borrowing and approximately TRY15.3 billion would consist of external borrowing. Other sources of funds in 2008 are expected to consist of primary surplus (which is targeted to yield TRY35 billion on a cash basis), collections from guaranteed receivables (which are targeted to yield TRY0.5 billion) and other sources, including privatization revenues and revenues from SDIF (which are targeted to yield TRY9.2 billion).
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom, Tekel, Turkish Airlines, sugar factories, electricity generators/distributors, toll roads and bridges and ports.
     Regarding the privatization of Halkbank, on January 10, 2007, a new law (Law No. 5572) was approved by the Parliament. Law No. 5572 was published in the Official Gazette on January 17, 2007 (No. 26406). According to the decision of the Privatization High Council (“PHC”) dated February 5, 2007, up to 25% of Halkbank was to be privatized through an initial public offering (“IPO”) in 2007. On April 19, 2007, the decision of PHC regarding the privatization of Halkbank and amendments to Halkbank’s articles of association (including changes to related articles to ensure the privatization of Halkbank through an IPO) were approved at Halkbank’s annual general meeting. Between May 2 and 4, 2007, 24.98% shares of Halkbank were sold (including a greenshoe over-allotment option) through an IPO, which raised $1.85 billion. The publicly-held shares of Halkbank began to trade on the Istanbul Stock Exchange on May 10, 2007.
     Regarding the block sale of 100% of the shares of three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in a different region, the bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The privatization process of the remaining 17 electricity distribution companies is still pending.
     On February 8, 2007, it was announced that PHC decided to privatize 51% of the shares of Petkim Petrokimya Holding A.S. (“Petkim”), a petrochemical corporation, through a block sale. On March 16, 2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.05 billion and the consortium of Socar-Turcas-Injaz made the second highest bid of $2.04 billion for 51% of the shares of Petkim. On October 16, 2007, it was announced that the tender committee decided to submit the consortium of Socar-Turcas-Injaz’s offer to the Competition Board for approval. There is no official announcement as to why the second highest bid was selected rather than the first highest bid. On November 9, 2007, it was announced that the Competition Board authorized the sale of Petkim to Socar-Turcas-Injaz. On November 22, 2007, PHC approved the sale of Petkim to Socar-Turcas-Injaz. On December 27, 2007, it was announced that the Council of State suspended the sale of Petkim to Socar-Turcas-Injaz ruling that privatization of Petkim does not provide for public benefit. However, a final decision on the privatization of Petkim has not yet been made.
     On March 21, 2007, Sama Dubai Istanbul Real Estate, a unit of Dubai Holding, was the winner of the auction for a land plot in Levent owned by the Istanbul Transportation Authority (“IETT”) with the highest bid of $705.5 million. However, several legal actions, including appeals to cancel the sale of the real estate, have been initiated in connection with this tender by several non-governmental organizations, including the Chamber of Architects and the Chamber of Civil Engineers. These organizations claimed that the proposed development which was to be constructed on this land plot would be too high, and therefore would cause extra burden to Istanbul’s infrastructure and not be in character with the city’s skyline. As a result, Sama Dubai Istanbul Real Estate did not pay the tender consideration citing these legal actions. On July 13, 2007, the Istanbul Metropolitan Municipality announced that a legal investigation had been initiated against Sama Dubai Istanbul Real Estate because the tender consideration was not paid on the due date. In September 2007, the court rejected appeals to cancel the sale of the real estate, ruling that the non-governmental organizations that appealed to the court did not have appropriate jurisdiction.
__________

(4)	c.i.f. means cost, insurance and freight; When a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
     PHC’s decision on the privatization of certain highways and bridges was published in the Official Gazette on April 20, 2007 (No. 26499). According to PHC’s decision, highways and bridges will be privatized through the transfer of operational rights. The privatization process is envisaged to be finalized by December 31, 2008.
     Regarding the privatization of motor vehicles inspection stations, on August 15, 2007, a concession agreement was signed between the Privatization Administration, the Ministry of Transport and AKFEN-Dogus-Tuvsud OGG, which submitted the highest bid. The consideration for the agreement was paid in cash. The sale of motor vehicles inspection stations Region I and Region II raised $300.25 million and $313.25 million, respectively.
     On July 23, 2007, the Privatization Administration announced the tender for the privatization of Mazıdağı phosphate premise owned by Sumer Holding A.Ş. The bidding deadline for this privatization was announced as November 8, 2007 and two bids were received for this privatization. However, only one firm, Toros Tarım San. & Tic. A.S. attended final talks held on November 20, 2007 and submitted a bid of $7.25 million. This privatization is currently at the contract stage.
     On October 9, 2007, PHC’s decision on the privatization of public shares of Türkşeker A.Ş. (Turkish Sugar Factories A.Ş.) and the privatization of SUMERHALI was published in the Official Gazette (No. 26668). According to PHC’s decision, the public shares of Türkşeker A.Ş will be privatized through sale of assets. The privatization process is expected to be finalized within 24 months. Also, according to PHC’s decision, SUMERHALI will be privatized through sale and the privatization process is envisaged to be finalized in one year.
     On October 10, 2007, the Privatization Administration announced the tender for the privatization of power stations owned by Ankara Doğal Elektrik Üretim ve Ticaret A.Ş. It was also announced that one of these power stations would be privatized through sale while others would be privatized through transfer of operational rights. The bidding deadline for this privatization was initially announced as January 7, 2008 and has since been postponed to February 22, 2008.
     On October 26, 2007, the Privatization Administration announced the tender for the privatization of TEKEL (assets in relation to cigarette production). The bidding deadline for this privatization was announced as January 25, 2008.
     On November 16, 2007, the Privatization Administration announced the tender for the privatization of 33.5% of the shares of NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.S. through asset sale. The bidding deadline for this privatization was announced as December 13, 2007. Two bids were received for this privatization. The consortium of Altay Endüstri Yatırımları ve Ticaret A.Ş., Altay Kollektif Şirketi M. Murat DURAL ve Ortağı, ANG Ali Nihat Gökyiğit Yatırım Holding A.Ş. and VİEM Ticari ve Sanayi Yatırımları Ltd. Şti. submitted the highest bid of $19.6 million. This privatization is currently at the contract stage.
     On November 23, 2007, the Privatization Administration announced the tender for the privatization of Barit (mineral grinding plant) owned by Sumer Holding A.S. through an asset sale. The bidding deadline for this privatization was announced as January 3, 2008.
     On November 29, 2007, the Competition Board approved the sale of UN Ro-Ro (Turkish shipping company) to US private equity firm Kohlberg Kravis Roberts & Co (“KKR”). The sale of UN Ro-Ro to KKR was completed on December 13, 2007. The transaction amounted to €910 million ($1.3 billion) on a cash basis.
     Other significant privatizations completed in 2007 include the asset sale of Deveci Iron mine ($21.5 million), the transfer of operational rights of the Mersin Port ($755 million), the sale of a land plot in

Levent owned by the General Directorate of Highways in Istanbul ($800 million), the sale of Celik Palace Hotel owned by Emekli Sandıgı ($38.9 million) and the sale of real estate owned by Sumer Holding A.S. ($58 million).
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Izmir Port ($1.3 billion) and the transfer of operational rights of the Derince Port owned by the Turkish State Railways (“TCDD”) ($195.25 million). On July 3, 2007, PHC approved the transfer of operational rights of the Izmir Port and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). On November 22, 2007, PHC approved the transfer of operational rights of the Derince Port.
     Other privatizations for which tenders were annulled include Iskenderun Port, an area for social facilities owned by Petkim and NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.S.
     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of January 3, 2008, the Savings and Deposit Insurance Fund ( “SDIF”), had taken over 22 private banks since 1997.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of January 3, 2008, the SDIF had already signed protocols with 14 former owners of failed banks (including Yasar Group) regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     In this regard, on March 6, 2007, it was announced that a protocol was signed between SDIF, Joint Fund Bank (former Bayındırbank which was taken over by SDIF) and Suzer Group, regarding the repayment of Suzer Group’s outstanding debt to SDIF and Joint Fund Bank. On March 29, 2007, it was announced that Suzer Group completed its repayment of debt to SDIF.
     On May 15, 2007, it was announced that Cingilli Group made early repayment of its debt (stemming from credits that Cingilli Group used from banks taken over by SDIF) to SDIF, thus satisfying its outstanding debt to SDIF.
     On May 25, 2007, Bayraktar Group paid $25 million to SDIF for Egebank which was taken over by SDIF. In addition, the parties (Bayraktar Group and SDIF) withdrew reciprocal lawsuits breaking all disputes between themselves.
     On June 6, 2007, it was announced that SDIF had taken over Bayındır Group’s active companies due to Bayındır Group’s failure to meet its obligations to SDIF within the framework of a debt liquidation by the Bayındır Group.
     On August 29, 2007, it was announced that the SDIF had taken over Demirel Group’s (a major shareholder of Egebank A.Ş.) nine companies to collect losses which were created before Egebank A.Ş. was taken over by SDIF.
     On August 29, 2007, SDIF signed a protocol with Park Group. Under this protocol, SDIF will sell Merkez Group’s assets that were taken over by SDIF from Dinc Bilgin’s Group, and SDIF will return Park Group’s assets to Park Group, which had been taken over by SDIF during the takeover of Dinc Bilgin’s Group (major shareholder of Etibank A.S.).

     On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to excess demand and Bayram (religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007 due to excess demand of investors. On December 5, 2007, only one firm, Calık Group submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and RTÜK (Radio and Television Supreme Board) for their approval.
     Since December 2004, when the Republic received a date for the commencement of accession talks with the EU, foreign investors’ interests in the Turkish banking sector have strengthened. A number of foreign financial entities have bought or agreed to buy equity stakes in domestic banks, including (but not limited to): Fortis Bank (acquired 93.3% stake in Disbank), BNP Paribas (bought 50% stake in TEB Mali Yatirimlar A.S.), Dexia (bought 74.99% stake in Denizbank), General Electric Consumer Finance (bought 25.5% of the shares of Garanti Bankasi), National Bank of Greece (bought 46% of the shares of Finansbank), Citibank (bought 20% stake in Akbank), Bank TuranAlem Group (bought 33.98% shares of Sekerbank), Merrill Lynch European Asset Holdings Inc. (acquired 100% of the shares of Tat Yatirim Bankasi A.S.), Arab Bank PLC (bought 50% stake of MNG Bank), BankMed Sal (bought 41% stake in MNG Bank) and Eurobank EFG Holding (Luxemburg) S.A. (bought 70% stake in Tekfenbank).
     Moreover, on June 19, 2007, it was announced that ING had reached an agreement with OYAK to acquire Oyak Bank for $2.67 billion in cash. On December 13, 2007, it was announced that BRSA approved the sale of Oyak Bank to ING. On December 24, 2007, it was announced that ING’s acquisition of Oyak Bank was completed.
     On July 18, 2007, it was announced that Saudi National Commercial Bank (“NCB”) had reached an agreement with Boydak Group and Ülker Group to acquire 60% of Turkiye Finans for $1.08billion. The transaction is expected to be completed by year end — 2007.
     On July 31, 2007, it was announced that National Bank of Kuveyt (“NBK”) signed an agreement with Turkish Bank to acquire 40% of Turkish Bank for $160 million.
DEBT
     The Central Government’s total domestic debt stock was approximately TRY256.9 billion as of November 2007, compared to TRY253 billion as of November 2006.
     In December 2007, the average maturity of Turkish internal public debt was 34 months, compared to 28 months in December 2006. The average annual interest rate on internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 18.4% as of December 2007, compared to 17.9% as of December 2006.
     The total gross outstanding external debt of the Republic was approximately $237 billion at the end of the third quarter of 2007.
     Since January 1, 2007, the Republic has issued the following external debt:
•	$500 million of global notes on January 17, 2007, which mature on March 17, 2036 and have a 6.875% interest rate;

•	$500 million of global notes on January 17, 2007, which mature on September 26, 2016 and have a 7.00% interest rate;

•	EUR1.25 billion of Eurobonds on February 2, 2007, which mature on April 2, 2019, and have a 5.875% interest rate;

•	$750 million of global notes on February 23, 2007, which mature on June 5, 2020, and have a 7.00% interest rate; and

•	$1.25 billion of global notes on October 3, 2007, which mature on April 3, 2018, and have a 6.75% interest rate.
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     On October 17, 2007, the Parliament gave authorization to the government for possible cross-border military operations in northern Iraq for a one- year period. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq and the first operation was executed in December 1, 2007. Four air strike operations were executed in December 2007.
     On November 20, 2007, an Electricity Collaboration Agreement was executed with the Islamic Republic of Iran which contemplates the building of new thermal power plants (one in the Republic and two in Iran), a hydroelectric power plant in Iran and improving the electricity transmission lines between the Republic and Iran. The task of improving electricity transmission lines will be executed by Turkish Electricity Transmission Company and thermal and hydroelectric power plants will be built by both countries’ private sectors jointly. Furthermore, it is expected that a similar collaboration on natural gas may be executed in the near future between the two countries pursuant to a letter of intent signed in Ankara on July 13, 2007. Under this letter of intent, the Republic and Iran agreed on transporting Iranian gas to Europe through the Republic, and transporting Turkmeni gas to Europe through Iran and the Republic.
     Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) were submitted and the position of the EU regarding the “Education and Culture” chapter has not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. Recently, a Position Paper on “Consumer and Health Protection” (Chapter 28) was submitted and the position of the EU regarding this chapter is being awaited. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. In total, the Republic has six chapters opened for negotiation since the official opening of membership talks in October 2005.
     On January 22, 2007, the EU General Affairs and External Relations Council (“GAERC”) announced its conclusions on the implementation of the April 2004 Council conclusions on ending the isolation of the Turkish Republic of Northern Cyprus (“TRNC”) and facilitating the unification of Cyprus by encouraging the economic development of the TRNC. The GAERC concluded that deliberations with regard to the formation of a draft direct trade regulation towards the TRNC should begin without delay. The regulation will assure direct trade between the EU and the TRNC.
     On April 17, 2007, the Government announced “The Republic’s Programme for Alignment with the EU Acquis 2007-2013”. This document is a comprehensive roadmap and aims to be in alignment with the acquis. It is structured on the basis of 33 negotiation chapters and lists 200 primary and 600 secondary legal arrangements to be made during the 2007-2013 period. It also includes a timetable on when the measures will be taken. The EU announced that it welcomed the Republic’s reform action plan aimed at bringing the Republic in line with the procedures needed to join the EU. As a continuation of this process, all public institutions have determined legal arrangements to be made on a quarterly basis in order to arrange priorities in terms of alignment with the acquis. These legal arrangements have not yet been declared.
     On November 6, 2007, the European Commission released the Republic’s 2007 Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that there is a need for the Republic to make more progress to develop the economic and social conditions of the East and Southeast region of the country. On the Cyprus issue, the Progress Report notes that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to fully implement the Additional Protocol to the Ankara agreement and to make progress to normalize bilateral relations with the Greek Cypriot Administration. With regards to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. As regards financial assistance, in 2007, the EU has made available some €500 million through the new Instrument for Pre-accession Assistance for the Republic’s use.